March 4, 2024	Baker & Hostetler LLP Key Tower 127 Public Square, Suite 2000 Cleveland, OH 44114-1214 T 216.621.0200 F 216.696.0740 www.bakerlaw.com
Janet A. Spreen direct dial: 216.861.7564 jspreen@bakerlaw.com

CONFIDENTIAL SUBMISSION VIA EDGAR Draft Registration Statement U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Actuate Therapeutics, Inc.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Actuate Therapeutics, Inc. (the “Company”), we are submitting a draft registration statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company hereby confirms that it is an “emerging growth company” (as defined in the JOBS Act) as of the date of the submission of the Registration Statement and that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) of the Securities Act have occurred. The Registration Statement submitted herewith relates to the initial public offering (the “IPO”) of the Company’s common stock.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least 15 days before the Company commences its road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at (216) 861-7564. Please send any electronic correspondence to my e-mail address (jspreen@bakerlaw.com).

March 4, 2024

Very truly yours,

/s/ Janet A. Spreen
Janet A. Spreen

cc:	Daniel Schmitt, President and Chief Executive Officer, Actuate Therapeutics, Inc.
Asim Grabowski-Shaikh, Baker & Hostetler LLP